October 8, 2004

Dear Option Holder:

We are pleased to offer you this one-time voluntary opportunity to sell your Comcast stock options. The Comcast Corporation Stock Option Liquidity Program is a unique opportunity for you to realize some value for your Comcast stock options. The decision whether to participate is up to you. If you choose not to participate, you will simply keep your options with their current terms and conditions. If you elect to participate in the Stock Option Liquidity Program, you must sell ALL of your options and cannot elect to sell only some of your options while keeping others. All capitalized terms not defined in this letter and the “Questions and Answers” on the reverse side will have the meanings assigned to them in the enclosed Notice to Eligible Optionees (the “Notice”), commencing on page 32 of the Notice.

In This Packet
This packet contains important information about the Stock Option Liquidity Program, including:

•	This cover letter (with “Questions and Answers” on the reverse side)

•	The Notice to Eligible Optionees

•	A personalized Election Form (with the “Election to Participate” on the reverse side)

•	A personalized Withdrawal Form

•	Your Personal Identification Number (“PIN”) (located in the upper right hand corner of the enclosed Election Form)

How To Participate
You have three ways to elect to participate or to withdraw a previous election to participate in the Stock Option Liquidity Program. You may choose one of the following:

1.	Web:
Use the web site established for the Stock Option Liquidity Program available at https://www.corporate-action.net/comcast.
2.	Mail:

Complete the enclosed Election Form and send it to Mellon Investor Services. Detailed instructions and mailing addresses are included on the Election Form. You must submit the signed Election Form to Mellon; do not return the signed form to Comcast. Please carefully separate the Election Form from this letter before submitting your election.

3.	Telephone:

Contact a customer service representative at Mellon Investor Services by calling (866) 485-7381 (if calling from within the U.S.) or (201) 329-8662 (if calling from outside the U.S.). Customer service representatives are available Monday through Friday from 8:00 a.m. to 6:00 p.m. New York City/Eastern Time.

If you choose to participate in the Stock Option Liquidity Program and sell your Eligible Options, your Election Form must be RECEIVED by Mellon by 6:00 p.m. New York City/Eastern Time on November 9, 2004, unless the deadline is extended by Comcast through a public announcement. If Comcast extends the deadline, you must make your election by the new election deadline. The Election Deadline will be strictly enforced.

Some additional details and terms of the Program are explained in the “Questions and Answers” on the reverse side. You should read the Notice to Eligible Optionees carefully before you make any decisions regarding whether to participate.

Sincerely,
/s/ Lawrence S. Smith

Lawrence S. Smith
Executive Vice President
Comcast Corporation

QUESTIONS AND ANSWERS

The following is only a summary of certain terms and conditions included in the Notice. The terms and conditions included in the Notice to Eligible Optionees alone govern the Program and you should read the Notice carefully before you make any decisions regarding whether to participate in the Program.

1.	Should I participate?

Comcast Corporation is providing eligible participants an opportunity to realize some value for their stock options through the Comcast Corporation Stock Option Liquidity Program (the “Program”). You should consider all of the terms and conditions of your Eligible Options. Additionally, you should take into account your thoughts about the potential future value of the class of Comcast’s common stock underlying your Eligible Options versus the estimated value you could realize through the Program. If you retain your Eligible Options instead of participating in the Program, and the price of the class of Comcast common stock underlying your Eligible Options rises far enough above your exercise price (prior to expiration), you could potentially receive more value from retaining and exercising your options than by participating in the Program. Conversely, if the price of the class of Comcast common stock underlying your Eligible Options does not rise above (or falls below) the exercise price of your Eligible Options before they expire, and you do not participate in the Program, you would not receive any value. Please keep in mind that participation in the Program is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions. None of Comcast, its Board of Directors or JPMorgan makes any recommendation as to whether you should participate.

2.	How much will I receive?

The amount you receive will be determined based on the Average Closing Price of the class of Comcast common stock underlying your Eligible Options during an Averaging Period that will begin shortly after the Election Period ends and will continue for a number of trading days currently expected to be 10 trading days. If you elect to participate, your election will be at a time when you will not know the Net Payment. The actual Net Payment can only be determined after the Averaging Period, when the Average Closing Price is known.

The assumed Average Closing Prices shown on the Election Form and on the web site are hypothetical and are solely for purposes of illustrating possible Net Payments for your Eligible Options. To see your Net Payment at higher, lower and different Average Closing Prices than those shown on the Election Form, please refer to the Program web site or contact the Mellon call center. The actual Average Closing Price of either class of Comcast common stock may be different than that illustrated.

3.	When will I get my check?

Your check for your Net Payment, further reduced by appropriate tax withholdings, along with an IRS Form W-2, will be mailed approximately four business days after the Averaging Period. The Election Period begins on October 8, 2004 and is scheduled to end on November 9, 2004. The Averaging Period is currently scheduled to end on December 1, 2004.

4.	Who can I call if I have questions?

For additional information or assistance, you should contact the Mellon call center. Customer service representatives are available Monday through Friday from 8:00 a.m. to 6:00 p.m. New York City/Eastern Time at (866) 485-7381 (if calling from within the U.S.) or (201) 329-8662 (if calling from outside the U.S.).

5.	By when do I have to respond?

The period during which you may elect to participate, or withdraw a previous election, will end on November 9, 2004 unless the Election Period is formally extended by Comcast through a public announcement, as described in the Notice. The Election Deadline will be strictly enforced.

6.	If I make an election can I change my mind?

You may withdraw a previous election to participate in the Program anytime until the Election Deadline. You may withdraw by:

•	Using the web site established for the Stock Option Liquidity Program at https://www.corporate-action.net/comcast.

•	Completing the enclosed Withdrawal Form and mailing it to Mellon Investor Services. Detailed instructions and mailing addresses are listed on the Withdrawal Form. You must submit the signed Withdrawal Form to Mellon; do not return the signed form to Comcast.

•	Contacting a customer service representative at the Mellon call center.

If you choose to withdraw a previous election to participate, your withdrawal must be RECEIVED by Mellon by 6:00 p.m. New York City/Eastern Time on November 9, 2004.

7.	How do I find the market price of Comcast stock?

Comcast Corporation Class A Common Stock is listed on the Nasdaq Stock Market under the symbol “CMCSA” and Comcast Corporation Class A Special Common Stock is listed on the Nasdaq Stock Market under the symbol “CMCSK.” Closing prices can be found on the Internet and in most newspapers under the company name. You can find additional information about Comcast stock by accessing the Comcast Investor Relations website at www.cmcsa.com or www.cmcsk.com.

8.	What will it cost me to participate in the Program?

To help cover the cost of providing the Program, you will be charged a processing fee of $20.00 plus 1.5% of the Gross Payment for the Eligible Options you sell to Comcast. You will receive a check for the Net Payment (the Gross Payment net of Program expenses), further reduced by appropriate tax withholdings.